[Investment Partners Asset Management Letterhead]

November 27, 2012

Board of Managers
Constellation Energy Partners LLC
Attention: Ms. Lisa Mellencamp
1801 Main Street, Suite 1300
Houston, TX 77002

Re:           Concerns Regarding Constellation Energy Partners and Reiterated Request of Meeting with the Board of Managers

Dear Sirs,

As you know, our counsel, Mr. Stephen G. Grygiel of Keefe Bartels LLC, wrote to you on our behalf on October 23, 2012, to express a number of concerns about Constellation Energy Partners (CEP) and to seek a meeting or conference call in the immediate future with the full board of CEP to discuss those concerns.  Despite Ms. Mellencamp’s representation to Mr.  Grygiel that Mr. Langdon would meet with me, it is now apparent that no member of the board of managers of CEP will meet or speak with me to discuss the items in Mr. Grygiel’s letter.  Management also refused to take questions from analysts and unitholders on the recent earnings call.

CEP’s refusal to communicate meaningfully with unitholders and CEP’s lack of basic consideration for unitholders’ concerns are especially disconcerting given the company’s poor long-term market performance and the continuing existence of so many important and unresolved structural, financial, and operational questions.  One need only look at the 5-year performance chart in CEP’s 2011 annual report (comparing CEP to the Alerian MLP index, Russell 2000, Dow Jones US Exploration and Production Index, and its peer group) to see the diminution of market value that has occurred on this board and management’s watch.  The results on that chart, by the way, do not take into account the 2012 year-to-date market return of approximately -36%.

http://www.sec.gov/Archives/edgar/data/1362705/000119312512092128/d288600d10k.htm (page 38)

Gentlemen, enough is enough.  The time has come for accountability and answers.

In previous discussions with management, we indicated that we would attempt to be supportive of the board of managers unless we perceived that they intended to abandon the company’s primary mission and stated objective of paying distributions.   The board’s stonewalling tactics render us unable in good conscience to vote for any of CEP’s board members up for election or for any proposals CEP has put

Board of Managers
Constellation Energy Partners LLC
November 27, 2012

forth in its current proxy in accounts for which we have voting authority.  We also believe that CEP should immediately remove proposals 2 and 3 from the proxy (regarding changing CEP’s tax structure and related changes to its operating agreement) because important considerations for investors have not been adequately described.

CEP’s practices call into question the undivided loyalty the board owes to CEP’s investors.  Here are but a few recent examples of decisions that appear to violate that duty of undivided loyalty and to range beyond the pale of reasonable business judgment.

10% salary increases for management and increased bonuses in 2011 (page 77):

http://www.sec.gov/Archives/edgar/data/1362705/000119312512092128/d288600d10k.htm

Increase in board compensation, which has also been changed from restricted common units to payments entirely in cash, with Constellation Energy Partners Management, LLC representatives now being paid as well (page 34):

http://www.sec.gov/Archives/edgar/data/1362705/000119312512446985/d411352ddef14a.htm

Renewed lucrative employment contracts with management:

 http://www.sec.gov/Archives/edgar/data/1362705/000119312512153761/d330879d8k.htm

So-called performance-based grants to management, based on production rather than sales, profits, or market-value enhancement for CEP’s units:

http://www.sec.gov/Archives/edgar/data/1362705/000119312512260368/d362401d8k.htm

Filing of proxy statement indicating company’s desire to change the tax structure and potentially the mission of the company (page 35):

http://www.sec.gov/Archives/edgar/data/1362705/000119312512446985/d411352ddef14a.htm

Other developments are highly troubling in light of CEP’s failure to give unitholders the full explanations they deserve.  These include the following:

Movement of the annual meeting to December for an unknown reason:

http://www.sec.gov/Archives/edgar/data/1362705/000119312512326092/d388646d8k.htm

Resignation of a director without a detailed explanation:

http://www.sec.gov/Archives/edgar/data/1362705/000119312512337962/d392410d8k.htm

Board of Managers
Constellation Energy Partners LLC
November 27, 2012

Potential sale of some of CEP’s substantial assets:

http://www.sec.gov/Archives/edgar/data/1362705/000119312512412734/d419944d8k.htm

All unitholders are immediately entitled to answers and elaboration on the questions raised in Mr. Grygiel’s October 23, 2012 letter as well as the following issues:

1)      What is the cost basis of the Black Warrior assets CEP is contemplating selling?

It appears to us that these assets may have tax carrying costs far in excess of the value CEP might obtain in the market.  In addition, CEP did not disclose what the operating costs or profits are on these assets.  We believe that they may be significant profit contributors to CEP even at current gas prices.  Furthermore, the Black Warrior assets are so substantial that that they should not be sold without fuller disclosure and a unitholder vote.

2)      Changing CEP to a C corporation does not make sense to us.

You defend this decision partially on the basis of possible changes in the tax code.  While dividends may be taxed at higher rates in years to come, tax-advantaged distributions offered by MLPs should be a  favorable attribute for investors, as the market performance of MLPs that have maintained or reinstated distributions has demonstrated.  Furthermore,  if CEP were to sell those assets (described above) with a resulting capital and/or ordinary loss (as we suspect), then CEP, if taxed as a corporation, would be keeping those tax losses for itself rather than passing the losses on to the long-suffering unitholders.    Depriving unitholders of a substantial tax advantage can constitute  breach of the fiduciary duties of care, loyalty and good faith.

 3)      Has CEP performed or obtained a pro-forma calculation on the effect that the sale of these assets might have on CEP’s net asset value per share?  If so, why has CEP not shared that information with investors?

4)      CEP previously disclosed the current cash balance (mid quarter) on conference calls.  Why have you chosen not to do so now?

5)      Your prior semi-annual bank redeterminations took place in November.  Do you intend to make a public disclosure of your redetermination results prior to the annual meeting?

6)      You disclosed in your second quarter 2012 earnings release that you are attempting to reduce general and administrative (G&A) expenses by 25%.  We see little evidence of that so far however.    What steps are you taking to immediately reduce overhead expenses - particularly at the management and board levels?  As Mr. Grygiel pointed out in his recent letter to the board, senior management expense from 2009 – 2011 exceeded $11 million, or roughly 1/3 of the current market cap of CEP.

Board of Managers
Constellation Energy Partners LLC
November 27, 2012

Given the lack of clarity regarding all of the issues above, and as you are aware, we recently made a formal “books and records” request of CEP.  Unable to obtain information otherwise, we made that request,  among other reasons, to  ascertain (1) the effect of CEP’s proposed change for federal income tax treatment as a corporation rather than as a partnership on CEP’s ability and willingness to make distributions to unitholders; (2) CEP’s cost and compensation structure relative to its performance and in comparison to similarly situated comparable companies; (3) CEP’s willingness to consider and implement financing and operational strategies that would increase CEP’s value and permit CEP to resume distributions to unitholders; (4) whether CEP suffers from mismanagement, in view of the seeming inverse proportionality between management compensation and CEP’s market-value/distribution performance for investors; (5) CEP’s willingness and ability to pay distributions in light of PostRock’s interests in CEP; (6) potential bases for litigation to protect CEP and its unitholders; (7) CEP’s ability and willingness to live up to the representations on which unitholders relied in making investments in CEP; and (8) the Board’s understanding of, and plans to fulfill, its fiduciary duties to CEP’s unitholders.

It should be obvious that we do not intend to sit by idly while the board and management simultaneously isolate investors and radically depart from the company’s original objectives and investment promises.  We believe other solutions and strategies exist to unlock value in the best interest of unitholders.  We reiterate our request to meet immediately with CEP’s board of managers.

Sincerely,

/s/Gregg T. Abella
Gregg T. Abella

Enc.

cc.           Stephen Grygiel, Esq. – Keefe Bartels

John Baker, Esq. – Stradley Ronon